Exhibit 99.10

ZenaTech’s Zena AI Launches a Quantum Computing Initiative for US Defense and Homeland Security Drone Applications

Vancouver, British Columbia, (September 2, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that its defense-focused subsidiary, Zena AI Inc., will initiate quantum computing activities and a flagship initiative called “Eagle Eye.” This initiative will integrate AI drones, historical and real time data, and quantum computing to deliver a host of predictive insights, accelerated decision-making solutions, and optimized and enhanced performance for US Defense and Homeland Security agency applications.

Zena AI, Inc. was formed solely to serve the needs of the US Defense community, providing advanced AI and now quantum-powered solutions to address mission-critical challenges. By aligning Zena AI’s defense mandate with ZenaTech’s R&D work in quantum computing and its ZenaDrone drones, the company is positioning itself to deliver unparalleled capabilities in national security, military logistics, battlefield simulation, and cybersecurity.

“The fusion of quantum computing and advanced AI drone technology will redefine defense operations and we plan to be at the forefront of this transformation,” said Shaun Passley, Ph.D., ZenaTech CEO. “The vision for Zena AI and our Eagle Eye initiative is to deliver powerful, smarter, faster, and more secure operations specifically for the US defense community. By combining real-time drone data with historical defense intelligence, we can deliver predictive insights, accelerate decision-making, and optimize military logistics, while ensuring secure communications and stronger situational awareness. Equally important, this initiative can help enhance training and scenario planning through high-fidelity simulations, giving defense and homeland security operators the decisive edge they need to stay ahead of evolving threats.”

Future aerial threats to national defense and homeland security are expected to continue to escalate because of the proliferation of GPS jamming, hacking, or the use of swarms of drones to disrupt operations. To keep people safe, government and defense agencies need drones that are smarter, more secure, and able to work together in large numbers. AI can help drones quickly recognize risks, coordinate in groups, and operate with less direct control, while quantum technology can provide stronger security, dependable navigation, and better planning even when systems are under attack. By bringing these advances together, drones can support military missions overseas as well as homeland tasks like border security, disaster response, and protecting critical infrastructure, ensuring faster responses and stronger protection in the face of evolving threats.

Zena AI Inc. was formed to be ZenaDrone's dedicated US AI hub, focusing exclusively on developing next-generation technologies for military, homeland security and allied mission applications. The Zena AI development center will enhance ZenaDrone's ISR (Inspection, Surveillance and Reconnaissance) and related AI drone system platforms while expanding its team of top American AI software and engineering specialists. The company plans to secure a development center office location and hire an initial team of specialized engineers before the end of the year.

Quantum computing is an emergent field of cutting-edge computer science, harnessing the unique qualities of quantum mechanics to solve problems beyond the capabilities of even the most powerful classical computers. Quantum enables the processing of massively complex mathematical problems and massive and real time data sets such as from drone swarms, at orders of magnitude faster speeds.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.